Exhibit 12

FLORIDA POWER CORPORATION
Statement of Computation of Ratios
(Dollars In Millions)

      Ratio of Earnings to Fixed Charges:

	1999	1998	1997	1996	1995

Net Income	$267.0	$250.1	$135.9	$238.4	$227.0

Add:

Operating Income Taxes	149.1	140.3	69.9	135.8	129.5

Other Income Taxes	2.2	.7	—	(.1)	.1

Income Before Taxes	418.3	391.1	205.8	374.1	356.6

Total Interest Charges	124.0	136.5	117.3	98.4	104.5

Total Earnings (A)	$542.3	$527.6	$323.1	$472.5	$461.1

Fixed Charges (B)	$124.0	$136.5	$117.3	$98.4	$104.5

Ratio of Earnings to Fixed Charges (A/B)	4.37	3.87	2.75	4.80	4.41